UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date April 26, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

April 26, 2022

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES BOARD POSITIONS AND COMMITTEE MEMBER APPOINTMENTS

As part of the process to further develop Bancolombia’s corporate governance, the Board of Directors appointed Luis Fernando Restrepo Echavarría, independent director, as Chairman of the Board. The Board of Directors appointed Gonzalo Pérez Rojas as Vice-Chairman.

The Board also made changes to the composition of the Good Governance Committee and the Designation, Compensation and Development Committee, as follows:

Good Governance Committee

-	Luis Fernando Restrepo Echavarría, independent director
-	Sylvia Escovar Gómez, independent director
-	Arturo Condo Tamayo, independent director

Accordingly, the Good Governance Committee will be made up entirely of independent directors.

Luis Fernando Restrepo will be the President of the Good Governance Committee.

Designation, Compensation and Development Committee

-	Sylvia Escovar Gómez, independent director
-	Luis Fernando Restrepo Echavarría, independent director
-	Gonzalo Pérez Rojas, non-independent director

Sylvia Escovar Gómez will be the President of the Designation, Compensation and Development Committee.

The Risk Committee and Audit Committee are still composed as follows:

Risk Committee

-	Andrés Felipe Mejía Cardona, independent director
-	Silvina Vatnick, independent director

-	Juan David Escobar Franco, non-independent director

Andrés Felipe Mejía continues as President of the Risk Committee.

Audit Committee

-	Arturo Condo Tamayo, independent director
-	Andrés Felipe Mejía Cardona, independent director
-	Silvina Vatnick, independent director

Arturo Condo continues as President of the Risk Committee.

The changes to the composition of the Committees will be effective as of May 1st, 2022.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371